THE SWISS HELVETIA FUND, INC. ANNOUNCES

ONE-TIME CASH TENDER OFFER AND

DECLARES INCOME AND CAPITAL GAIN DISTRIBUTIONS

Press Release – For Immediate Release

New York, New York—December 3, 2013

The Swiss Helvetia Fund, Inc. (NYSE: SWZ), a non-diversified registered closed-end investment company, announced today that its Board of Directors has approved a tender offer to acquire, in exchange for cash, up to 15% of the Fund’s outstanding shares of common stock at a price equal to 95% of the Fund’s net asset value (“NAV”) per share as of the close of regular trading on the New York Stock Exchange (“NYSE”) on the business day immediately following the day the offer expires (the “Offer”). The Offer will commence on or about January 10, 2014, with the expiration date anticipated on or about February 7, 2014.

If more than 15% of the Fund’s outstanding shares of common stock are tendered, the Fund will purchase its shares from tendering stockholders on a pro rata basis at a price of 95% of the Fund’s NAV per share. Additional terms and conditions of the Offer will be set forth in the Fund’s offering materials, which will be distributed to the Fund’s stockholders on or about January 10, 2014.

One consequence of the Offer may be a higher expense ratio as certain fixed expenses are distributed over a smaller asset base, as the Fund’s assets could be reduced by up to 15% following the Offer. A further consequence of the Offer may be to reduce temporarily the discount of the NAV per share of the Fund’s common stock to the trading price of the Fund’s common stock on the NYSE, although no assurance can be given as to the extent, if any, or duration of any reduction in the discount. The purchase of shares tendered by participating stockholders pursuant to the Offer also will generally have U.S. federal income tax consequences.

Further information about the Offer will be announced via future press releases. This press release is for informational purposes only and is not a recommendation, an offer to buy or the solicitation of an offer to sell any shares. The Offer will be made, and the stockholders of the Fund will be notified, in accordance with the Securities Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended, and other applicable rules and regulations.

The Board of Directors of the Fund will continue to assess additional actions the Fund could take to enhance stockholder value and address the discount at which the Fund’s shares have traded. Any further actions by the Board would be announced to stockholders, as appropriate.

In addition, the Fund announced today that its Board of Directors declared net investment income and short-term and long-term capital gain distributions in the amount of $0.033 per share, $0.011 per share and $0.972 per share, respectively. The distributions will be paid on January 24, 2014, in the form of stock, with an option to take cash, to stockholders of record on December 17, 2013. The distributions will trade “ex-dividend” on December 13, 2013. For federal income tax purposes, these distributions will be treated as paid on December 31, 2013, as they were declared by the Fund in December 2013 with a record date in the same month, although the distributions will be paid during January of 2014. The Fund will send stockholders a Form 1099-DIV for calendar year 2013 in early 2014 informing them of how to report these distributions for federal income tax purposes.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.

Investing involves risk and it is possible to lose money on any investment in the Fund.

About The Swiss Helvetia Fund, Inc.

The Fund (www.swz.com) is a non-diversified, closed-end management investment company whose objective is to seek long-term capital appreciation through investment primarily in equity and equity-linked securities of Swiss companies. Its shares are listed on the New York Stock Exchange under the symbol “SWZ.”

The Fund is managed by Hottinger Capital Corp. For further information, please contact Rudolf Millisits, President and Chief Executive Officer of Hottinger Capital Corp., at 1-888-SWISS-00 or 1-212-332-2760, 1270 Avenue of the Americas, Suite 400, New York, New York 10020.

THIS ANNOUNCEMENT AND THE DESCRIPTION CONTAINED HEREIN IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF THE FUND. AT THE TIME THE OFFER IS COMMENCED, THE FUND WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION A TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) WITH RESPECT TO THE OFFER. ALL OF THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER AND STOCKHOLDERS OF THE FUND ARE URGED TO READ THEM CAREFULLY WHEN THEY BECOME AVAILABLE BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. STOCKHOLDERS OF THE FUND WILL BE ABLE TO OBTAIN A FREE COPY OF EACH OF THESE DOCUMENTS (WHEN THEY BECOME AVAILABLE) AT THE FUND’S WEBSITE AT WWW.SWZ.COM, OR BY CALLING TOLL-FREE (800) 794-7700. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) ALSO WILL BE AVAILABLE AT NO CHARGE AT THE WEBSITE MAINTAINED BY THE SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV.